# SEC Schedule 13G/A (Amendment No. 49) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Kellanova, CIK 0000055067
CUSIP: 487836108
Title of class of securities: Common Stock, $0.25 par value per share
Address of issuer's principal executive offices: 412 N. Wells Street, Chicago, Illinois (IL), 60654
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001197921

## Reporting persons
- W.K. KELLOGG FOUNDATION TRUST: type of reporting person: other (OO); citizenship or place of organization: Michigan (MI); does not affirm membership in a group (box b); sole voting power 0; shared voting power 45,097,438; sole dispositive power 0; shared dispositive power 45,097,438; aggregate amount beneficially owned 45,097,438 (13% of the class)
- W.K. KELLOGG FOUNDATION: type of reporting person: corporation (CO); citizenship or place of organization: Michigan (MI); does not affirm membership in a group (box b); sole voting power 0; shared voting power 45,097,438; sole dispositive power 0; shared dispositive power 45,097,438; aggregate amount beneficially owned 45,097,438 (13% of the class)

## Item 1. Issuer
Name of issuer: Kellanova
Address of issuer's principal executive offices: 412 N. Wells Street Chicago, Illinois 60654

## Item 2. Person Filing
Name of person filing:
W.K. Kellogg Foundation Trust
W.K. Kellogg Foundation

This Schedule 13G is being filed as Amendment No. 49 to the Schedule 13G dated April 23, 1979 filed on behalf of Harris Trust and Savings Bank, Lyle C. Roll, Russell G. Mawby and William V. Bailey as trustees of the W.K. Kellogg Foundation Trust (the "Trust") with respect to shares of common stock, $.25 par value per share (the "Shares"), of Kellanova.

This Amendment No. 49 is being filed by the Trust on behalf of itself and W.K. Kellogg Foundation (the "Foundation"), as sole beneficiary of the Trust. Steven A. Cahillane, La June Montgomery Tabron and Richard M. Tsoumas are the three individual trustees of the Trust as of September 30, 2025.

A separate Schedule 13G is being filed by The Northern Trust Corporation, as parent holding company for The Northern Trust Company, the sole corporate trustee of the Trust.

Under the agreement governing the Trust, if a majority of the trustees of the Trust (which majority must include the corporate trustee) cannot agree on how to vote the Shares, the Foundation has the power to direct the voting of such stock. In addition, the Foundation has the power to approve successor trustees and to remove trustees of the Trust, subject to certain limitations. As such, the Foundation may be deemed to beneficially own the Shares held in the Trust for purposes of Section 13(d) of the Act.
Address of principal business office or, if none, residence:
Person Filing: Address

W.K. Kellogg Foundation Trust: One Michigan Avenue East
Battle Creek, MI 49017-4058

W.K. Kellogg Foundation: One Michigan Avenue East
Battle Creek, MI 49017-4058
Citizenship:
W.K. Kellogg Foundation Trust: -A Michigan Trust
W.K. Kellogg Foundation: -A Michigan Nonprofit Corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of September 30, 2025, the Trust and the Foundation beneficially own 45,097,438 Shares, or 13.0% of the Shares based on 347,669,200 Shares outstanding as of June 28, 2025 as reported in the Quarterly Report on Form 10-Q filed by Kellanova with the Securities and Exchange Commission on July 31, 2025.
Percent of class: See each cover page hereof.
Sole power to vote or to direct the vote: See each cover page hereof.
Shared power to vote or to direct the vote: See each cover page hereof.
Sole power to dispose or to direct the disposition: See each cover page hereof.
Shared power to dispose or to direct the disposition: See each cover page hereof.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- W.K. KELLOGG FOUNDATION TRUST: /s/ Marina Jaudenes, Marina Jaudenes, Senior Vice President, THE NORTHERN TRUST COMPANY, as corporate trustee (11/07/2025)
- W.K. KELLOGG FOUNDATION: /s/ Kahlil C. Williams, Kahlil C. Williams, General Counsel (11/07/2025)